SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2007

LG.Philips LCD Co., Ltd.

(Translation of Registrant’s name into English)

20 Yoido-dong, Youngdungpo-gu, Seoul 150-721, The Republic of Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

Resolution on Issuance of Overseas Convertible Bonds

1.	CB Status:	The CBs constitute direct, unconditional, unsubordinated and unsecured debt obligation in registered form

2.	Aggregate face value:	Up to USD 550 million, including greenshoe option of up to USD 50 million

3.	Offering for CB:	Outside of the United States in reliance on Regulation S of the Securities Act of 1933.

4.	Listing :	Singapore Exchange

5.	Use of proceeds:	General corporate purpose including capital expenditures

6.  Interest rate

A.	Coupon rate:	Zero Coupon

B.	Yield to maturity:	To be determined on the pricing date

7.   Maturity date: To be determined (5 years from the closing date)

8.   Method of principal repayment

A.	Repayment on maturity date :	The redemption amount will be determined on the pricing date upon consultation with bookrunners.

B.	Put option:	Any holder of convertible bonds is entitled to exercise its put option on the day after 3 years from the issuance date. The redemption amount per CB will be determined on the pricing date upon consultation with bookrunners.

C.	Call option:	LPL is entitled to exercise a call option after 3 years from the closing date under the certain condition. The redemption amount per CB will be determined on the pricing date upon consultation with bookrunners.

9.   Terms of conversion

A.	Conversion ratio: 100%

B.	Conversion price: Conversion price will be determined based on the closing price of our common share on the pricing date plus conversion premium, which will be determined upon consultation with bookrunners.

C.	Class of shares to be convertible: Registered common shares

D.	The number of shares to be convertible: The number of shares to be issued will be dependent on the conversion price and aggregate face value.

E.	Conversion period : From 1 year after issuance date to 15 days prior to the maturity date.

10.   Resolution of Board of Directors

A.    Date: April 6, 2007

B.    Attendance of outside directors: 5 outside directors attended

11.    Others

A.	The above aggregate face value of the convertible bonds is the maximum aggregate principal amount of the convertible bonds issuable and includes the greenshoe option which gives the bookrunners the right to purchase additionally up to USD 50 million of CB.

B.	Pricing date and closing date will be determined upon consultation with bookrunners.

C.	Korean residents defined in the Foreign Exchange Transaction Law of Korea are prohibited from acquiring or exercising any rights under the convertible bonds within a 1 year period from the date of issuance of the convertible bonds.

D.	The CB will be originally issued in registered form, in principal amount of USD 100,000 or an integral thereof.

E.	In addition to the above items, matters that are not specified above, timing of issue and the detailed terms and conditions, etc., which are required to enter into the purchase agreement for issuance of the CB, are delegated to the joint representative directors or any person(s) designated by joint representative directors.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LG.Philips LCD Co., Ltd.
(Registrant)

Date: April 6, 2007	By:	/s/ Ron H. Wirahadiraksa
(Signature)
	Name:	Ron H. Wirahadiraksa
	Title:	Joint Representative Director /
President & Chief Financial Officer